To announce the Company's July 2014 revenues
Date of events: 2014/08/08
Contents:
1. Date of occurrence of the event: 2014/08/08
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited consolidated revenue of NT$18.43 billion for July 2014, a decrease of 1.1% as compared to the same period of 2013. Operating costs and expenses decreased by 0.2% to NT$14.52 billion year-over-year. Operating income decreased by 4.0% to NT$3.91 billion. Income before income tax decreased by 4.2% to NT$4.05 billion. Net income attributable to stockholders of the parent decreased by 2.1% to NT$3.37 billion, and EPS was NT$0.43. Despite of the 23.6% mobile value added service revenue growth derived from mobile internet subscriber increase, mobile communications business revenue decreased 3.6% year-over-year, mainly due to the 13.7% decrease in mobile voice revenue resulting from the VoIP substitution and market competition as well as the 12.3% decline in handset sales. Broadband access revenue increased by 1.1% and HiNet ISP decreased by 0.2%, respectively, year-over-year. For traditional fixed line services, local and DLD service revenue decreased by 5.2% and 4.0%, respectively, owing to mobile and VOIP substitution.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.